VanEck Vectors ETF Trust
666 Third Avenue, 9th Floor
New York, New York 10017
August 20, 2021

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,736	8/18/2021	485APOS	0001137360-21-000514

The Amendment relates to VanEck Ethereum Strategy ETF, a series of the Trust. No securities were sold in connection with the Amendment and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky
Matthew A. Babinsky
Assistant Vice President and Assistant Secretary